Exhibit (a)(1)(K)

Form of E-mail Regarding Changes to Exchange for Cash

As previously announced, the NightHawk Radiology Holdings, Inc. Offer to Exchange Certain Outstanding Options for Restricted Stock Units, or, under certain circumstances, cash (referred to as the “Offer” or “Offer to Exchange”) is still currently open. In connection with the Offer, we have updated the Offer to Exchange to include additional information requested by the U.S. Securities and Exchange Commission. The revised Offer to Exchange is attached above and is marked to indicate the newly added information. In addition, the revised Offer to Exchange along with the election forms and other documents relating to the Offer (including instructions) are available on our intranet site at http://intranet.nighthawrad.net.

Please take the time to review the revised Offer to Exchange and the related materials referenced above. If you are entitled to receive a cash payment in lieu of a grant of restricted stock units, please check the closing price of our common stock on the business day prior to the expiration date to calculate the amount of the cash payment you would receive if you participate in the Offer.

Please note that, as originally announced, the Offer to Exchange your eligible options will expire at 9:00 p.m., Pacific Time, on April 14, 2009, unless we extend the Offer.

If there are any questions regarding the Offer or any related matters, please contact us at optionexchange@nighthawkrad.net or at (208) 415-0558.

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Election Form; (3) the Instructions Forming Part of the Terms and Conditions of the Offer; and (4) the Agreement to Terms of Election. You may access these documents on the Offer website at http://intranet.nighthawrad.net or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.